                                                /------------------------------/
                                                /        OMB APPROVAL          /
                                                /------------------------------/
                                                / OMB Number:        3235-0287 /
                                                / Expires: September 30, 1998  /
                                                / Estimated average burden     /
                                                / hours per response...... 0.5 /
                                                /------------------------------/

+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    General Motors Investment Management Corporation
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    767 Fifth Avenue
--------------------------------------------------------------------------------
                                   (Street)

    New York                          NY                              10153
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol   Lend Lease Hyperion High-Yield
                                             -----------------------------------
CMBS Fund, Inc.(no Ticker or Trading Symbol)
--------------------------------------------------------------------------------

3.  I.R.S. or Social Security Number of Reporting Person
    (Voluntary)   382903925
                --------------

4.  Statement for Month/Year    January/2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person to Issuer (Check all applicable)


    ___ Director    ___ Officer             _X_ 10% Owner    ___ Other
                        (give title below)                       (specify below)

    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    _X_ Form filed by One Reporting Person
    ___ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V      Amount     (A) or      Price      (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         N/A
                                                                                                                         (See
                                                                                                                         explanation
   Common Stock         01/05/01   J                   0        N/A          N/A            0                 N/A        below with
                                                                                                                         respect to
                                                                                                                         this line
                                                                                                                         1.)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         (See
                                                                                                                         explanation
   Common Stock         01/05/01   J                282,485      A       $10.62/share   5,397,243              I         below with
                                                                                                                         respect to
                                                                                                                         this line
                                                                                                                         2.)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         N/A (See
                                                                                                                         explanation
   Common Stock         01/25/01   J                   0        N/A          N/A            0                 N/A        below with
                                                                                                                         respect to
                                                                                                                         this line
                                                                                                                         3.)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         (See
                                                                                                                         explanation
   Common Stock         01/25/01   J                953,288      A       $10.49/share   6,350,532              I         below with
                                                                                                                         respect to
                                                                                                                         this line
                                                                                                                         4.)
------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, See Instruction 4(b)(v).

                                                                          (Over)
                                                                 SEC 1474 (7-96)

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
    Obligation to buy Common
    Stock                            $10.62/share        01/05/01           J                           0            0
-----------------------------------------------------------------------------------------------------------------------------
    Obligation to buy Common
    Stock                            $10.62/share        01/05/01           J                           0         282,485
-----------------------------------------------------------------------------------------------------------------------------
    Obligation to buy Common
    Stock                            $10.49/share        01/25/01           J                           0            0
-----------------------------------------------------------------------------------------------------------------------------
    Obligation to buy Common
    Stock                            $10.49/share        01/25/01           J                           0         953,288
-----------------------------------------------------------------------------------------------------------------------------

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security      ficial
                                                                                (Instr.     ficially         Direct        Owner-
                               --------------------------------------------     5)          Owned            (D) or        ship
                               Date     Expira-              Amount or                      at End           Indirect      (Instr.
                               Exer-    tion         Title   Number of                      of               (I)           4)
                               cisable  Date                 Shares                         Month            (Instr. 4)
                                                                                            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
    Obligation to buy Common     See      See       Common                       See           See                         N/A See
    Stock                       below    below      Stock        0              below         below            N/A          below
------------------------------------------------------------------------------------------------------------------------------------
    Obligation to buy Common     See      See       Common      See              See           See                           See
    Stock                       below    below      Stock      below            below         below             I           below
------------------------------------------------------------------------------------------------------------------------------------
    Obligation to buy Common     See      See       Common                       See           See                         N/A See
    Stock                       below    below      Stock        0              below         below            N/A          below
------------------------------------------------------------------------------------------------------------------------------------
    Obligation to buy Common     See      See       Common      See              See           See                           See
    Stock                       below    below      Stock      below            below         below             I           below
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

The Promark Defined Benefit High Yield Bond Fund Portfolio of the General Motors Employees Global Croup Pension Trust (the "Holding Trust"), a trust under and for the benefit of certain employee benefit plans (the "Plans") of General Motors Corporation, Delphi Automotive Systems Corporation and their respective affiliates, holds the securities (the "Securities") referred to in lines 2 and 4 of Table I and reduced the obligation referred to in lines 2 and 4 of Table II. The reporting person ("GMIMCo") has retained under the Employee Retirement Income Security Act of 1974, as amended, the power to direct the voting and disposition of the Securities although it has no pecuniary interest therein. General Motors Trust Company ("GMTC") is the trustee with respect to the Holding Trust. Lines 1 and 3 of Tables I and II relate to GMIMCo's and GMTC's status as a 10% beneficial owner without pecuniary interest with respect to the Securities. Lines 2 and 4 of Tables I and II relate to the status of the Holding Trust, on behalf of which GMIMCo is making the report reflected on such line, as a 10% beneficial owner that may have a pecuniary interest in the Securities. This filing should not be deemed an admission that any of GMIMCo, GMTC or the Holding Trust is the beneficial owner of the Securities.

Pursuant to a subscription agreement dated March 15, 2000, Holding Trust committed to pay $50 million in exchange for shares of common stock, in one or more payments as required by the Issuer. Holding Trust paid $11 million to the Issuer on March 16, 2000 in exchange for 1,097,706 shares of common stock, $14.5 million on April 27, 2000 in exchange for 1,432,806 shares of common stock, $6 million on June 28, 2000 in exchange for 587,084 shares of common stock, $17.5 million on July 31, 2000 in exchange for 1,715,686 shares of common stock and $1 million on January 5, 2001 in exchange for 282,485 shares of common stock, in full satisfaction of the commitment amount. Pursuant to a subscription agreement dated January 5, 2001 (the "Second Subscription Agreement"), Holding Trust committed to pay $25 million in exchange for shares of common stock, in one or more payments as required by the Issuer. Holding Trust paid $2 million to the Issuer on January 5, 2001 in exchange for 282,485 shares of common stock and $10 million on January 25, 2001 in exchange for 953,289 shares of common stock, in partial satisfaction of the commitment amount. Pursuant to the Second Subscription Agreement, the Issuer may require full or partial payment of the commitment amount at any time until the termination date of the Issuer. The termination date of the Issuer is expected to be December 31, 2001, unless more than 75% of the Issuer's shareholders agree to extend its duration. The number of shares of common stock Holding Trust will receive in exchange for each subsequent payment pursuant to the Second Subscription Agreement will be determined by the then current net asset value of the shares. Based on the net asset value of the shares as of January 25, 2001, payment of the remaining $13 million commitment of Holding Trust would result in the acquisition of 1,239,275 more shares.

On May 15, 2000 the Holding Trust reinvested a cash dividend of $ 111,739.84 earned on shares of the Issuer's common stock then held by the Holding Trust in exchange for 11,196 additional shares of the Issuer's common stock.

On August 15, 2000 the Holding Trust reinvested a cash dividend of $529,219 earned on shares of the Issuer's common stock then held by Holding Trust in exchange for 51,884 additional shares of the Issuer's common stock.

On October 16, 2000 the Holding Trust reinvested a cash dividend of $96,977 earned on shares of the Issuer's common stock then held by Holding Trust in exchange for 9,298 additional shares of the Issuer's common stock.

On November 16, 2000 the Holding Trust reinvested a cash dividend of $ 1,069,356 earned on shares of the Issuer's common stock then held by Holding Trust in exchange for 103,821 additional shares of the Issuer's common stock.

On December 29, 2000 the Holding Trust reinvested a cash dividend of $1,109,600 earned on shares of the Issuer's common stock then held by Holding Trust in exchange for 105,275 additional shares of the Issuer's common stock.



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                         /s/ Tony Kao                          February 9, 2001
                         ---------------------------------     -----------------
                         Tony Kao                                    Date
                         Managing Director, North American
                         Fixed Income General Motors
                         Investment Management Corporation



Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                     Page 3 of 3
                                                                 SEC 1474 (7-96)